Exhibit 99.1

Carbon Revolution Provides Business Update

–   Issues Outlook For Fiscal Second Quarter Revenue  –
–   Conference Call and Investor Presentation Available on IR Site  –

Geelong, Australia – December 12, 2023 - Carbon Revolution plc (Nasdaq: CREV)” (the “Company”) a Tier 1 OEM supplier and a leading global manufacturer of lightweight advanced technology carbon fiber wheels, today provided a business update.

“Carbon Revolution delivered record revenue in the fiscal first quarter of 2024, up 56% year-over-year to US$11.3 million1, as program wins have moved into production, and we expect that strength to continue. Our commercial momentum is extremely strong, with five program wins in 2023 more than doubling our backlog,” said Jake Dingle, CEO of Carbon Revolution.

“In less than a year, we have increased our awarded programs to eighteen2 with six global OEMs. We continue to make strong progress on our expansion, including commissioning of the first phase of the Mega-line, along with record production of wheels. Importantly, we have also raised significant capital to fund our growth and execute on our vision to be the global leader in lightweight wheels,” Mr. Dingle continued.

“We are incredibly excited about the opportunity ahead and remain focused on achieving profitable growth in the future, which we believe will be achieved through the automation of our production and driving greater fixed cost leverage as volumes ramp. Looking forward, we expect robust growth to continue in the fiscal second quarter. At the midpoint of our outlook, we expect revenue to increase more than 25% sequentially and nearly triple year-over-year,” concluded Mr. Dingle.

Fiscal Second Quarter 2024 Outlook

Based on current business conditions, business trends and other factors, the Company is providing an outlook for the fiscal second quarter ending December 31, 2023. The Company expects revenue to be in the range of US$14.0 million to US$14.5 million.

Backlog

The Company's backlog has more than doubled since October 2022 to $730 million3. The increase in backlog primarily reflects new program awards, with almost 50% of the backlog for EVs.

Webcast and Conference Call Information

Interested investors and other parties can listen to a webcast of the live conference call at 5:00pm (U.S. Eastern Time) on December 12, 2023 by logging onto the Investor Relations section of the Company's website at https://investors.carbonrev.com/.

1 All USD figures converted to USD at 0.7 for convenience and are unaudited.
2 Lifetime awards, of which six are in production, seven are in development and five are in aftersales.
3 Compared to backlog as of 10/31/2022 and 9/30/2023. Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. Please see Disclaimer, Risk Factors and Projection Methodologies for important details in the accompanying business update presentation here.

The conference call can be accessed live over the phone by dialing 1-877-407-9716 (domestic) or + 1-201-493-677 (international). A telephonic replay will be available approximately two hours after the call by dialing 1-844-512-2921 or for international callers, 1-412-317-6671. The access ID number for the replay is 13742968. The telephonic replay will be available until 11:59 p.m. (Eastern Time) on December 26, 2023.

About Carbon Revolution plc

Carbon Revolution plc (Nasdaq: CREV) is the parent of Carbon Revolution Limited, an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the business combination and related transactions, pricing and market opportunity and the use of the cash proceeds of the business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the ability to maintain the listing of Carbon Revolution’s securities on the stock exchange; (iii) the failure to realize the anticipated benefits of the business combination and related transactions; (iv) risks relating to the uncertainty of the costs related to the business combination; (v) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vi) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (vii) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine and Israel-Hamas conflicts; (viii) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (ix) the ability of Carbon Revolution to issue equity or to otherwise obtain financing in the future; (x) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xi) risks related to Carbon Revolution’s industry; (xii) changes in laws and regulations; and (xvii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the proxy statement / prospectus relating to the business combination.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com